

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

Via E-mail
Mr. Stephen B. Roder
Senior Executive Vice President and
Chief Financial Officer
Manulife Financial Corporation
200 Bloor Street East, NT 11
Toronto, Ontario
Canada M4W 1E5

Re: Manulife Financial Corporation
Form 40-F for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014 and amended on March 21, 2014
File No. 1-14942

Dear Mr. Roder:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Exhibit 99.1 Consolidated Financial Statements for the fiscal year ended December 31, 2013
Consolidated Statements of Income, page 5

1. Please explain to us how you measure and recognize and why you present each line item listed under contract benefits and expenses in your statements of income. In addition:
   - Reconcile for us the change in insurance contract liabilities for 2013 and 2012 shown herein to the $5.153 billion decrease in 2013 and the $8.029 billion increase in 2012 shown in the tables on page 42 in Note 8(h).
   - Tell us the underlying causes to help us understand:
     - Why the change in insurance contract liabilities was a benefit of $10.130 billion in 2013 compared to an expense of $13.040 billion in 2012; and

- o Why the change in reinsurance assets was an expense of $1.526 billion in 2013 compared to an income of $8.065 billion in 2012.
- Tell us where you have provided explanation of the year to year fluctuations in the preceding bullet in your MD&A, or why you believe disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant